Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-03

 PolyMet to appeal recent court decision on permits to Minnesota Supreme Court

St. Paul, Minn., January 16, 2020 – Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, says it will file a petition for review to the Minnesota Supreme Court seeking to overturn a state Court of Appeals decision handed down Monday remanding the company’s Permit to Mine and dam safety permits to the Department of Natural Resources for a contested case hearing.

“The issues raised by the court of appeals’ decision are, of course, important to our project, but equally, they have far reaching impact to the State of Minnesota and to any future project that seeks permits from the state,” said Jon Cherry, president and CEO. “The potential negative consequences of the decision to any industry or business in the state, and the many Iron Range communities and workers who stand to benefit economically from responsible copper-nickel mining, warrant the Minnesota Supreme Court’s attention.”

Cherry cited, as a primary basis for seeking review, the court’s decision to require an open-ended contested case hearing process, in spite of the Minnesota Department of Natural Resources’ comprehensive, 15-year-long environmental review and permitting process for the NorthMet copper-nickel-precious metals project. The process involved extraordinary amounts of public review, public comment and public meetings.

“No other company in the history of the state has been subjected to anywhere near the time and cost that was associated with this permitting process,” Cherry said. “We did everything the state and the law required, and more. And the process confirmed that our project will be protective of human health and the environment.

“The court’s decision greatly diminishes the role of expert state agencies and their commissioners in permitting in favor of administrative law judges. It sets a precedent that subjects the project and any future industrial project in the state to an endless loop of review, contested case hearings and appeals,” he said.

The company will file its petition for review to the Minnesota Supreme Court within the next 30 days.

Cherry also reaffirmed the company’s resolve to push the project forward. “The NorthMet deposit is abundant in metals that address climate change in the way of renewable and clean energy technologies. We are confident that we can produce these strategic metals responsibly, with Minnesota workers, and in compliance with all applicable regulations,” he said.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100% of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project.  NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.